

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2018

Stanley J. Sutula III
Chief Financial Officer
Pitney Bowes Inc.
3001 Summer Street
Stamford, CT 06926

      **Re: Pitney Bowes Inc.**
      **Form 10-K for the Fiscal Year Ended December 31, 2017**
      **Filed February 22, 2018**
      **Form 10-Q for the Quarter Ended March 31, 2018**
      **Filed May 4, 2018**
      **File No. 001-03579**

Dear Mr. Sutula III:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Information Technologies
                      and Services